Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

July 1, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
　　Attn: Catherine T. Brown
　　 Re: Corning Natural Gas Corporation.
Amendment No. 4 to Registration Statement of Form S-1
File No. 333-166008
Filed July 1, 2010

Ladies and Gentlemen:

As we discussed, this letter withdraws our request, on behalf of Corning Natural Gas Corporation, contained in my letter of earlier today, for acceleration of the Registration Statement as of the opening of business on July 6, 2010. We will submit an acceleration request on behalf of the Company when the staff of the Securities and Exchange Commission has no further comments on the filing.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean